March 12, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Attn: Keira Nakada
Angela Lumley

RE:    Universal Technical Institute, Inc.
Form 10-K for Fiscal Year Ended September 30, 2023
Item 2.02 Form 8-K Dated November 15, 2023
File No. 001-31923

Dear Ms. Nakada and Ms. Lumley,

This letter responds to the letter of the staff of the United States Securities and Exchange Commission (the “Staff”), dated February 28, 2024, to Troy Anderson, Executive Vice President and Chief Financial Officer of Universal Technical Institute, Inc. (the “Company”, “we” or “our”) regarding the Form 10-K for the Fiscal Year Ended September 30, 2023 and the Item 2.02 Form 8-K Dated November 15, 2023.

This letter sets forth each comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Item 2.02 Form 8-K Dated November 15, 2023

Exhibit 99.2, page 7

1.Please disclose a most directly comparable GAAP measure with equal or greater prominence, whenever you present a non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings beginning with our upcoming Form 8-K for the second fiscal quarter ended March 31, 2024, we will present the most directly comparable GAAP financial measure with equal or greater prominence whenever a non-GAAP measure is presented.

Exhibit 99.1

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information, page 13

2.     We note your reconciliations of adjusted EBITDA and adjusted net income include “start-up costs for new campus and program expansion” and the reconciliation of adjusted free cash flow includes “cash outflow for start-up costs for new campuses and program expansion” and “cash outflow for property and equipment for new campuses and program expansion.” Since these appear to be normal, recurring, cash operating expenses, please tell us your consideration of Question 100.01 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to the Exhibit 99.2 of the Form 8-K dated November 15, 2023.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has considered the information contained in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and determined that such adjustments were appropriate.

The opening of a new campus requires a significant financial investment by the Company that is not considered a normal, recurring activity. When considering the last fifteen years of operation, the Company has opened five new campuses: the Dallas, Texas campus in 2010, the Long Beach, California campus in 2015, the Bloomfield, New Jersey campus in 2018, and the Austin, Texas and Miramar, Florida campuses in 2022. If it was reasonably likely that new campuses would be opened every year or every two years, we would have concluded that such activities are part of normal, recurring operations and not included such an adjustment in our non-GAAP measures. However, given that anywhere between three and five years can pass between campuses openings, these events are significant to the year(s) in which the costs are incurred and thus not considered normal, recurring expenses. For additional reference, the opening of two new campuses in fiscal 2022, versus one new campus, was historically significant, and the Company currently does not anticipate opening a new campus until at least 2026 or later which follows the same pattern as noted above.

The amount included as start-up costs for fiscal 2022 represents $9.2 million in costs and $28.6 million in capital investments for property and equipment related to opening the new Austin, Texas and Miramar, Florida campuses during fiscal 2022. Given that the Universal Technical Institute campuses offer transportation and skilled trades programs for students, such as auto/diesel technician and welding technician, building and outfitting a new campus requires significant facility improvements and modifications, and purchasing the technical equipment and training aids necessary for teaching our programs, the combination of which requires a significant investment by the Company. Since the opening of new campuses is not a regular activity for the Company, if we did not reflect these costs in our Adjusted EBITDA, Adjusted Net Income, or Adjusted Free Cash Flow presentation, our year-over-year comparisons would be misleading and not meaningful for investors. In future filings when relevant, due to the non-recurring nature of new campus openings, the Company will enhance its disclosures about the nature and purpose of the adjustment for start-up costs related to new campuses.

During fiscal 2022, the Company acquired MIAT College of Technology (“MIAT”) with the goal of integrating the unique MIAT programs offered at the two MIAT campus locations into the existing Universal Technical Institute campus locations, thus significantly increasing the number of locations where these programs would be offered. This required the Company to realign the MIAT curriculum to Universal Technical Institute’s class structure and obtain the necessary approvals to begin teaching these new programs. With that the Company embarked upon an initial effort to launch 14 new MIAT programs at nine Universal Technical Institute campus locations. During fiscal 2023, 13 of these programs were launched and we incurred $5.8 million in integration costs and $17.2 million in capital investments for property and equipment. During the first fiscal quarter of 2024, we launched the 14th MIAT program from the initial effort and incurred $0.5 million in integration costs and $1.6 million in capital investments for property and equipment. We expect to continue integrating additional MIAT programs into the Universal Technical Institute campuses.

These integration costs are noted as start-up costs for program expansion in our non-GAAP measures and primarily consist of the purchase of technical training supplies, tools and equipment to teach our programs, as well as leasehold or building improvements to modify existing spaces at our campuses to accommodate the new programs.

We also acquired Concorde Career Colleges, Inc. (“Concorde”) during fiscal 2023 and have been actively working through that integration, which includes the launching of Concorde programs that were previously approved by the regulatory bodies prior to the acquisition. During fiscal 2023 and the first fiscal quarter of 2024 we incurred $0.6 million and $0.2 million, respectively, related to integrating the Concorde programs which were also disclosed as start-up costs for program expansion. We expect to continue to move forward with the Concorde integration, including its new programs, during the remainder of fiscal 2024.

We presented these costs separately from the other integration related costs as they were specific to integrating the MIAT and Concorde programs while the other integration costs primarily represent investments in new technology, infrastructure, and personnel alignment as a result of the acquisitions. While we previously presented these costs as start-up costs for program expansion, the nature of the spend and activity are more aligned to integration. In future filings beginning with our upcoming Form 8-K for the second fiscal quarter ended March 31, 2024, we will revise our non-GAAP presentation to include program integration costs with other integration activities and will no longer present a line for start-up costs for program integration. Additionally, we will supplement the non-GAAP disclosure with additional purpose and use disclosures related to the adjustment.

Reconciliation of Net Income to Adjusted Net Income, page 15

3.    Please confirm and disclose, if true, that the net impact of adding back income tax expense (benefit) and then subtracting the adjusted income tax expense is commensurate with the current and deferred income tax expense of the non-GAAP adjustments. Otherwise, tell us how your calculation of the income tax effect complies with Question 102.11 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company did consider Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations, which advises that non-GAAP performance measures should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. The Company respectfully confirms to the Staff that the net impact of adding back income tax expense (benefit) and then subtracting the adjusted income tax expense is commensurate with the current and deferred income tax expense of the non-GAAP adjustments.

Additionally, the Company discontinued the presentation of Adjusted Net Income as a non-GAAP measure starting with its first fiscal quarter ended December 31, 2023. Should the Company choose to disclose Adjusted Net Income as a non-GAAP performance measure in future periods, the Company will disclose how the tax impact of the non-GAAP adjustments was calculated.

4.    We note from your disclosure the “GAAP effective income tax rate” was adjusted to remove the impact from the MIAT purchase. It appears this adjustment to a GAAP effective income tax rate makes it non-GAAP. Please revise the line item to accurately describe the amount being reflected.

Response: The Company respectfully acknowledges the Staff’s comment. As noted in the response to Comment #3 above, the Company discontinued the presentation of Adjusted Net Income as a non-GAAP measure starting with its first fiscal quarter ended December 31, 2023. Should the Company choose to disclose Adjusted Net Income as a non-GAAP performance measure in future periods, the Company will disclose how the tax impact of the non-GAAP adjustments was calculated.

* * * * * *

We hope this response letter has addressed all of the Staff’s comments. Should you have any additional questions regarding the information contained herein, we would be pleased to discuss them with you. You may reach me at (623) 445-9447.

Sincerely,

UNIVERSAL TECHNICAL INSTITUTE, INC.

By:	/s/ Troy Anderson
Name:	Troy Anderson
Its:	Executive Vice President and Chief Financial Officer

cc: DLA Piper LLP (US)
David P. Lewis, Esq. (via email: david.lewis@us.dlapiper.com)

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